Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today, August 3, 2023, with the Philippine Securities and Exchange Commission, the Philippine Stock Exchange, Inc., and the Philippine Dealing and Exchange Corporation regarding the following matters:

1.
Press release regarding the unaudited consolidated financial results of PLDT Inc. as at and for the six (6) months ended June 30, 2023;
2.
Appointment of a member of the Company’s Advisory Committee;
3.
Confirmation of appointment of officers;
4.
Regular cash dividend declaration on all of the outstanding shares of Common Stock of the Company; and
5.
Cash dividend declaration on the Series IV Cumulative Non-Convertible Redeemable Preferred Stock of the Company.

August 3, 2023

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

In compliance with the PSE’s Revised Disclosure Rules, we submit herewith the press release of PLDT Inc. (“PLDT” or the “Company”) in connection with the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2023.

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,415 As of June 30, 2023	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
August 3, 2023

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on August 3, 2023, the Board approved the Company’s unaudited consolidated financial statements for the six (6) months ended June 30, 2023.

A copy of the press release is attached herewith.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

August 3, 2023

PLDT pressrelease

CONSOLIDATED SERVICE REVENUES REACH ₱94.5B IN THE FIRST HALF OF 2023;
2Q23 REVENUES AT ₱47.4B VS 1Q23 OF ₱47.1B

EBITDA ROSE TO ₱52.1B: AN ALL-TIME SEMESTRAL HIGH, MARGIN AT 53%

2Q23 EBITDA AT ₱26.1B VS 1Q23 OF ₱26.0B

TELCO CORE INCOME ROSE 3% TO ₱17.6B, TRACKING FULL-YEAR GUIDANCE

REPORTED NET INCOME INCREASED 10% TO ₱18.5B

INTERIM REGULAR DIVIDEND OF ₱49 PER SHARE DECLARED, PAYOUT AT 60% OF CORE EPS

DATA AND BROADBAND UP 4% TO ₱77.5B,
NOW 82% OF CONSOLIDATED SERVICE REVENUES

FIBER-ONLY REVENUES GREW 11% TO ₱25.7B

ENTERPRISE REVENUES UP 2%,

DRIVEN BY THE 13% GROWTH IN ICT REVENUES FROM DATA CENTER, CLOUD BUSINESS

WIRELESS MOBILE DATA REVENUES UP BY 4%,
DATA NOW AT 86% OF INDIVIDUAL BUSINESS

TNT #1 MOBILE BRAND IN PH IN SUBS NUMBER - NIELSEN IQ

SMART THREE-PEAT: BEST MOBILE NETWORK - OOKLA,
52.5M SIMS REGISTERED OR ABOUT 80% OF SUBS

PLDT IS THE MOST VALUABLE BRAND AT US$2.6B

AND HIGHEST SUSTAINABILITY PERCEPTION VALUE IN THE PHILIPPINES

– BRAND FINANCE

MAYA BANK: 2.3M DEPOSITORS, ₱25B IN DEPOSITS AS OF 1H23, ₱10B LOANS DISBURSED

MANILA, Philippines 3rd August 2023 – Notwithstanding the challenging macroeconomic backdrop, PLDT Inc. (PLDT) (PSE: TEL) (NYSE: PHI) today announced that Service Revenues (net of interconnect costs) grew by 1% or ₱0.9 billion to ₱94.5 billion in the first half of 2023, led by growth in Home and Enterprise and improving trends in the Individual Mobile business. In the second quarter alone, Consolidated Service Revenues grew by 1% or ₱0.3 billion to ₱47.4 billion compared with the previous quarter.

Data and broadband, which grew by 4% or ₱3.1 billion to ₱77.5 billion, contributed 82% of consolidated service revenues.

“Our vision at PLDT and Smart is anchored on customer-centricity – one that prioritizes customer experience and always aims for constant improvement. We strive to operate efficiently as we commit to power Filipinos’ increasingly digital lifestyles,” said Alfredo S. Panlilio, PLDT and Smart President and CEO.

“The PLDT Group aims to enable digital adoption for Filipinos, which is key to inclusive nation-building. We have also ramped up our support for the government-mandated Private Sector Advisory Council’s (PSAC) Digital Infrastructure pillar and the GoDigital Pilipinas Movement through broader connectivity and technologies, which, in turn create opportunities across priority sectors of the economy, improve the ease of doing business, and enhance government service delivery. PLDT remains committed to evolving with our customers and delivering innovation to become a completely connected and future-ready Philippines,” Panlilio added.

Consolidated EBITDA grew by 3% or ₱1.6 billion year-on-year to ₱52.1 billion in the first six months, due to higher revenues and lower opex. EBITDA margin was at 53% for the period. Consolidated EBITDA is trending to exceed anew the ₱100-billion mark for 2023.

Telco Core Income, excluding the impact of asset sales and Voyager Innovations, reached ₱17.6 billion, up 3% or ₱0.5 billion from the same period last year, mainly due to higher EBITDA and lower depreciation, partly negated by the increase in financing costs. Reported Income was at ₱18.5 billion in the first half of 2023, up 10% year-on-year. Notably, our share in losses from Voyager was lower at ₱1.2 billion compared with ₱1.6 billion in the previous year.

Today, in line with PLDT’s dividend policy of paying 60% of telco core earnings, the Board of Directors declared an interim dividend of ₱49 per share to shareholders on record as of August 17, 2023, to be paid out on September 1, 2023.

Consolidated Net Debt at the end of the first half of 2023 amounted to ₱253.3 billion while net-debt-to-EBITDA stood at 2.48x. Gross Debt was at ₱270.3 billion, with maturities well spread out. Only 15% of Gross Debt is denominated in U. S. dollars and 5% is unhedged. PLDT credit ratings from Moody’s and S&P Global remained at investment grade.

An independent 2023 study by Brand Finance, a London-based business valuation and strategy consulting firm, found that PLDT is the most valuable brand in the Philippines with a 2% annual increase in brand value to US$2.6 billion.

Besting other brands in telecommunications, banking, and food service, PLDT was cited by Brand Finance for its consistent focus on innovation as a driver to improve customer service and propel the nation towards becoming a financial and technology hub.

Home: Fiber-only revenues up 11%, 85% of total Home revenues

In the first half, Home’s fiber-only service revenues grew by 11%, or ₱2.4 billion to ₱25.7 billion. Fiber-only revenues accounted for 85% of total Home revenues of ₱30.1 billion, which were 3% or ₱0.9 billion higher compared with last year’s fiber-only revenues.

PLDT’s fiber subscribers as of end-June 2023 stood at 3.1 million, with 123,000 fiber net additions for the first half, slightly higher vis-à-vis 2H22 due to lower churn and higher migrations.

As of end-June 2023, PLDT’s total number of fiber ports rose to 6.1 million covering around 18,000 barangays nationwide.

Showcasing the full potential of a Smart Home in the Philippines, PLDT unveiled in May an Experience Hub with Smart Home in Muntinlupa City. The first of its kind, the E-Hub houses a wide array of intelligent devices and appliances powered seamlessly by PLDT Home Fiber.

PLDT Home also recently launched its PLDT Home Fiber Unli All plan—an offer which includes unlimited fiber internet, unlimited entertainment content from Cignal TV, and unlimited calls to PLDT, Smart and TNT.

In line with PLDT’s goal of providing its customers with the best broadband experience at Home, PLDT achieved a five-peat win at the Ookla Speedtest Awards 2022, a first not just for the country’s leading digital services provider but also for the Philippines. Global benchmarking company Ookla®, announced that PLDT achieved a top speed score of 86.52 in 2022, affirming the telco’s dominance and consistent performance, delivering the country’s fastest Internet speeds for the fifth consecutive year.

Enterprise: Data centers and cloud business spur increased revenues

The B2B arm of the PLDT Group increased revenues by 2%, or ₱0.6 billion, to reach ₱23.2 billion for the first half of 2023, primarily driven by the 13% growth in its ICT business, consisting of Data Center and Cloud Business.

The Fixed business segment of PLDT Enterprise grew versus the same period last year, buoyed by sustained performance of Beyond Fiber, Managed Broadband Network Solutions and PLDT SD-WAN.

ICT revenue growth in the first half of the year was spurred by the segment’s Cloud Business, mostly due to cloud consumption and licenses.

ePLDT’s data center colocation business grew compared to the same period last year, as it continued to build capacity ahead of demand. With its 11th Data Center in Sta Rosa on track to go live by the second quarter of 2024, ePLDT is evaluating the construction of a 12th data center with a total power capacity of up to 100MW.

ePLDT’s expansion was strengthened by its leadership in the local data center industry with increased capacity from Vitro Makati 2 and Santa Rosa. Looking forward, ePLDT is setting its sights on expanding its managed service offerings integrated with cybersecurity solutions and cloud business in Southeast Asia.

Individual Wireless: Improving growth trends spark optimism to sustain positive momentum in the second half

PLDT’s Individual Wireless segment posted revenues of ₱40.2 billion in the first half of 2023, as mobile data revenues grew by 4% to ₱34.5 billion for the period, driven by a 15% increase in data traffic to 2,389 Petabytes. Revenues for the second quarter of 2023 were stable year-on-year despite the boost from election spend in 2022. Data now contribute 86% to the segment’s revenues.

Smart continues to bolster its brand promise to better connect with customers through its Live More Today campaign which involves, among others, Smart LIVE events to connect with Gen Z customers and strong flagship product offers through Smart Postpaid.

Smart’s value brand TNT has also emerged as the Philippines’ leading mobile brand when it comes to subscriber account, according to a recent internal study conducted in partnership with market research firm NielsenIQ. This status has been further affirmed by TNT’s “Pinakamalakas sa Buong Pinas” network superiority campaign, its value-for-money Doble Giga+ and Affordaloads offers, and its viral advertisements for SIM registration.

As a longtime sports advocate, and as the FIBA Basketball World Cup 2023 global partner, Smart unveiled a special Gilas Power 399 to make it easier for basketball fans to stream FIBA games on the Smart Livestream App as the country gets ready to host the much-anticipated FIBA World Basketball Cup in August this year.

As the country wrapped up the Government-mandated SIM Registration campaign, Smart registered over 52.5 million or 80% of Smart’s subscribers as of July 30, following intensified on-ground and online initiatives across the country to assist customers in voluntarily registering their SIMs. Smart’s “Mag SIM Reg para Hindi SIM Dead” campaign has been cited as best practice by the National Telecommunications Commission (NTC). TNT’s acclaimed SIM registration ads were also recently shortlisted as a finalist in the 2023 New York Festivals Advertising Awards.

Furthering its dominance, Smart’s wireless network has once again been recognized for delivering the country’s fastest download speeds by Ookla during the first half of 2023. This sustains Smart’s citation as the Philippines’ Best Mobile Network for Q1-Q2 and Q3-Q4 2022. To earn these citations, a mobile operator must lead in two crucial Ookla Speedtest AwardsTM categories, namely Fastest Mobile Network and Best Mobile Coverage, for the same periods.

The Company is optimistic that its Individual Wireless segment will sustain its positive momentum in the second half of the year as inflation improves, and as it continues to strengthen its fundamentals: superior network experience, great value promo offers, exciting new innovations and powerful brands.

Network: Further expanding fiber footprint, mobile coverage

The PLDT Group has further expanded its total fiber footprint to over 1.1 million kilometers, consisting of over 231,000 kilometers of international fiber and over 885,000 kilometers of domestic fiber as of end-June 2023. Homes passed reached around 17.2 million homes in 43% of the country’s barangays.

PLDT’s fiber infrastructure supports Smart’s approximately 73,800 base stations, including around 4,700 5G base stations and about 38,800 4G/LTE base stations deployed nationwide. Smart’s network covers around 97% of the population with 3G, 4G/LTE, and 5G.

Capex for the first six months of 2023 amounted to ₱40.8 billion, lower by 11% from last year. Capex intensity also declined to 41% from 48% in the same period last year. This is in line with our goal to reduce capex spend in the near- to medium-term and to attain positive free cash flow.

Panlilio noted how the government has been consistently helpful in facilitating the fast rollout of the Group’s fixed and wireless networks. “This includes the recent issuance of Executive Order No. 32 by President Ferdinand R. Marcos Jr., which seeks to streamline processes for telco and internet infrastructure builds. Providentially, it was signed a day after the telco build process mapping workshop that we co-organized with the Anti-Red Tape Authority (ARTA), one of our key priorities at PSAC,” Panlilio shared.

Maya: Leading the way for all-in-one digital banking

Maya has transformed the Philippine financial services landscape with its all-in-one digital banking approach, powered by artificial intelligence and machine learning capabilities, to serve consumers and enterprises. Maya has pioneered the unique high-engagement banking model by turning everyday payments into opportunities for consumers to boost their Maya Savings interest rates and access personalized credit. As of end-June 2023, Maya attracted 2.3 million depositors, accumulating ₱25 billion in deposits and disbursing over ₱10 billion in loans since its launch in April 2022.

Leveraging its leading enterprise payments processor and acquirer business, Maya is expanding its micro, small, and medium enterprise (MSMEs) segment offers. Its Maya Business 1-2-3 Grow Bundle integrates payments, business deposits, and credit solutions, enabling SMEs to accept card, QR PH, and e-wallet payments with a lower merchant discount rate, earn a 2.5% p.a. interest rate for business deposits, and access the Maya Flexi Loan offer within just three months of using Maya’s payment solutions.

As the unrivaled leader in digital banking, Maya commands 61% of total deposits, 71% of depositors count, and 46% of total deposit balances among all six (6) digital banks in the Philippines, based on Bangko Sentral ng Pilipinas (BSP) data as of end-March 2023.

With a strong focus on empowering consumers and SMEs alike, Maya’s innovative approach continues to shape the future of financial services in the Philippines. Maya’s comprehensive suite of lending products includes Maya Credit, Maya Pay in 4, and Maya Personal Loans for consumers, and Maya Flexi Loans, Negosyo Advance, and Negosyo InstaCash, for MSMEs.

Sustainability: Highest Sustainability Perceptions Value in the Philippines

A testament to the company’s progress in its journey toward being a top ESG telco in the region, PLDT posted the highest Sustainability Perceptions Value (SPV) among all brands listed by Brand Finance in its rankings at US$222 million.

SPV indicates how much brand value a company has that is tied up in sustainability perceptions among stakeholders. Among the initiatives cited as having contributed to PLDT’s high SPV are the Group’s Decarbonization Roadmap, deployment of solar panels in five PLDT and Smart facilities and expansion of digital infrastructure to democratize access to communications.

Under the Environment pillar, PLDT continues to champion circularity, focusing on plastic and e-Waste. Together with private sector partners from the Planet Pillar of the Global Compact

Network Philippines (GCNP), the local chapter of the UN Global Compact, PLDT and Smart co-presented webinars on enabling a circular economy for MSMEs, and co-led a monthly community drive to promote waste segregation and recycling in Quezon City.

With the Department of Environment and Natural Resources Environmental Management Bureau (DENR-EMB), United Nations Industrial Development Organization (Unido), EcoWaste Coalition and the Global Economic Facility (GEF), PLDT and Smart also held an e-Waste collection drive at their own offices to increase employee awareness and call on employees to surrender their e-Waste for proper disposal.

Under the Social Pillar, PLDT championed diversity and inclusion in the workplace in its group-wide campaign for the LGBTQIA+ Pride Month in June, which featured seminars on allyship and self-awareness for employees, as well as support for the Pride March in Quezon City through a contingent of LGBTQIA+ employees and allies.

Recently, PLDT and Smart were recognized by the Philippine Business Coalition for Women Empowerment (PBCWE) as two of five Philippine companies who have completed the Workplace Gender Equality (WGE) Assessment using Gender Equality Assessment, Results and Strategies (GEARS), with People Group leading the follow-through on commitments. Out of 15 Action Plan Commitments, seven have been completed with a focus on Improving Gender Workforce composition, WGE training and recruitment, selection and promotion, whereas eight long-term commitments are in progress.

Helping open opportunities for visually impaired persons, PLDT and Smart, in partnership with non-profit organization ATRIEV, conducted free Android accessibility training via an application text-to-speech feedback that allows visually impaired persons to use smartphones independently. ATRIEV was established by a group of blind computer enthusiasts to break barriers and go beyond the limitations of persons with visual impairment.

PLDT and Smart have also linked up with TikTok and the Department of Agriculture -Agricultural Training Institute (DA-ATI) in boosting farmer and fisherfolk income through the ‘Buy Local Bazaar’ program, furthering the Group’s efforts to uplift the agriculture and fishery sectors through technology-enabled livelihood opportunities.

Under the Governance Pillar, the PLDT Group published its annual Sustainability Report and participated in various fora to communicate its progress in championing sustainability and spreading the word on the importance of embracing sustainability, undertaking digital transformation, and aligning business strategies with the UN Sustainable Development Goals.

PLDT and Smart also emphasized the importance of upholding the company’s corporate governance principles amidst challenges, how customers are pushing for sustainable enterprises, and how digitization will help reduce corruption in the public sector at a business roundtable hosted by GCNP’s Planet Pillar, as well as discussed sustainability global practices and possible areas for collaboration with NTT.

Outlook

Moving forward, PLDT Chairman Manuel V. Pangilinan believes that innovation and continuous improvements are key to staying on top in an industry that is extremely challenged growth-wise.

“The maxim “if it ain’t broke, don’t fix it” may seem like sound advice, but following it blindly is likely to have the opposite desired effect. In his book “Legacy” James Kerr writes that it is precisely when we are on top of our game that we need to change—be it exiting partnerships, letting people go, changing tactics, or recalibrating strategies. The key is in timing these leaps. I believe we are on the cusp of such a leap. A mindset of continuous improvement is one thing we at PLDT need to not only espouse but practice in everything we do. This will be our path to continued and greater success,” Pangilinan said.

“The prospects for growth of our business have been a critical issue which has hounded us in these recent years. The player with the Big Idea will likely prevail. Which brings to mind what Wayne Gretzky once said: “A good hockey player plays where the puck is. A great hockey player plays where the puck is going to be.”

X X X

	PLDT Consolidated
	First Half
(Php in mn)	2023	2022 (a)	% Change

Total revenues	104,038	100,787	3%

Service revenues (b)	99,251	96,500	3%

Expenses (c)	78,340	97,095	(19%)

EBITDA, exMRP	52,128	50,480	3%
EBITDA Margin	53%	52%

Income before Income Tax	24,774	21,672	14%

Provision for Income Tax	6,238	4,634	35%

Net Income - Attributable to Equity Holders of PLDT	18,451	16,786	10%

Telco Core Income (d)	17,562	17,109	3%

(a) Certain amounts for the six months ended June 30, 2022 were adjusted to reflect the loss of control of PG1 effective February 28, 2022, and the discontinued operations of ePLDT subsidiaries
(b) Service Revenues, gross of interconnection costs
Service Revenues, gross of interconnection costs	99,251	96,500	3%
Interconnection costs	4,720	2,848	66%
Service Revenues, net of interconnection costs	94,531	93,652	1%

(c) Expenses includes Interconnection Costs and MRP expenses
(d) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, Accelerated Depreciation, Asset Impairment, MRP and share in Voyager losses

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at June 30, 2023 and December 31, 2022

(in million pesos)

	June 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment	313,415	292,745
Right-of-use assets	28,213	28,863
Investments in associates and joint ventures	50,248	51,546
Financial assets at fair value through profit or loss	491	432
Debt instruments at amortized cost – net of current portion	395	596
Investment properties	1,008	1,015
Goodwill and intangible assets	64,445	64,549
Deferred income tax assets – net	14,240	17,636
Derivative financial assets – net of current portion	27	81
Prepayments – net of current portion	69,678	81,053
Contract assets – net of current portion	586	662
Other financial assets – net of current portion	3,741	3,489
Other non-financial assets – net of current portion	159	166
Total Noncurrent Assets	546,646	542,833
Current Assets
Cash and cash equivalents	16,185	25,211
Short-term investments	267	383
Trade and other receivables	25,095	26,255
Inventories and supplies	2,991	3,568
Current portion of contract assets	1,532	1,571
Current portion of derivative financial assets	4	—
Current portion of debt instruments at amortized cost	200	—
Current portion of prepayments	14,045	14,696
Current portion of other financial assets	308	206
Current portion of other non-financial assets	1,201	668
	61,828	72,558
Assets classified as held-for-sale	16,153	8,771
Total Current Assets	77,981	81,329
TOTAL ASSETS	624,627	624,162

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Capital in excess of par value	130,312	130,312
Retained earnings	24,473	18,799
Other comprehensive loss	(36,039)	(35,482)
Total Equity Attributable to Equity Holders of PLDT	113,844	108,727
Noncontrolling interests	5,167	5,234
TOTAL EQUITY	119,011	113,961

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at June 30, 2023 and December 31, 2022

(in million pesos)

	June 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	234,623	217,288
Lease liabilities – net of current portion	32,269	31,958
Deferred income tax liabilities – net	171	204
Derivative financial liabilities – net of current portion	78	190
Customers’ deposits	2,243	2,313
Pension and other employee benefits	2,172	1,745
Deferred credits and other noncurrent liabilities	9,750	9,501
Total Noncurrent Liabilities	281,306	263,199
Current Liabilities
Accounts payable	84,691	105,187
Accrued expenses and other current liabilities	89,216	93,545
Current portion of interest-bearing financial liabilities	33,446	32,292
Current portion of lease liabilities	10,250	10,477
Dividends payable	1,762	1,821
Current portion of derivative financial liabilities	481	960
Income tax payable	1,369	982
	221,215	245,264
Liabilities associated with assets classified as held-for-sale	3,095	1,738
Total Current Liabilities	224,310	247,002
TOTAL LIABILITIES	505,616	510,201
TOTAL EQUITY AND LIABILITIES	624,627	624,162

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Six Months Ended June 30, 2023 and 2022

(in million pesos, except earnings per common share amounts which are in pesos)

	For the Six Months Ended		For the Three Months Ended
	June 30,		June 30,
	2023	2022(1)	2023	2022(1)
	(Unaudited)		(Unaudited)
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues	99,251	96,500	49,525	48,849
Non-service revenues	4,787	4,287	2,151	2,113
	104,038	100,787	51,676	50,962
EXPENSES
Selling, general and administrative expenses	39,833	44,803	19,582	21,444
Depreciation and amortization	23,950	40,694	12,271	28,151
Cost of sales and services	7,690	6,405	3,643	3,286
Interconnection costs	4,720	2,848	2,101	1,252
Asset impairment	2,147	2,345	1,045	1,269
	78,340	97,095	38,642	55,402
	25,698	3,692	13,034	(4,440)

OTHER INCOME (EXPENSES) – NET	(924)	17,980	(482)	14,185
INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS	24,774	21,672	12,552	9,745

PROVISION FOR INCOME TAX	6,238	4,634	3,090	1,881
NET INCOME FROM CONTINUING OPERATIONS	18,536	17,038	9,462	7,864
NET LOSS FROM DISCONTINUED OPERATIONS	(29)	(61)	(4)	(41)
NET INCOME	18,507	16,977	9,458	7,823
ATTRIBUTABLE TO:
Equity holders of PLDT	18,451	16,786	9,436	7,707
Noncontrolling interests	56	191	22	116
	18,507	16,977	9,458	7,823
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	85.27	77.56	43.61	35.61
Diluted	85.27	77.56	43.61	35.61
Earnings Per Share from Continuing Operations Attributable to Common Equity Holders of PLDT
Basic	85.40	77.84	43.63	35.80
Diluted	85.40	77.84	43.63	35.80

(1) Certain amounts for the six months ended June 30, 2022 were adjusted to reflect the loss of control of PLDT Global One Aviation Company, Inc., or PG1, effective February 28, 2022, and the discontinued operations of certain ePLDT subsidiaries.

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Melissa V. Vergel de Dios	Cathy Y. Yang
pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting www.pldt.com

August 3, 2023

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-in-Charge – Disclosure Department

Securities and Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Atty. Marie Rose M. Magallen-Lirio

Head – Issuer Compliance and Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, PLDT Inc. (“PLDT” or the “Company”) hereby submits a copy of SEC Form 17-C regarding the appointment of a member of the Company’s Advisory Committee, confirmation of appointment of officers, and declaration of dividends on all outstanding shares of Common Stock and Series IV Cumulative Non-Convertible Redeemable Preferred Stock of the Company.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,415 As of June 30, 2023	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

5.
August 3, 2023

Date of Report (Date of earliest event reported)

6.
SEC Identification Number PW-55

7.
BIR Tax Identification No. 000-488-793

8.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 4 (Election or Appointment of Director or Officer) and Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on August 3, 2023:

1.
The Board approved the appointment of Fr. Roberto C. Yap, S.J. as a member of the Advisory Committee effective August 3, 2023.

Fr. Roberto “Bobby” C. Yap, S.J. is a Jesuit priest, economist, educator and the President of the Ateneo de Manila University. Fr. Bobby concurrently serves as an independent director of Metro Pacific Investment Corporation and as a trustee of of Private Education Retirement Annuity Association.

Prior to his appointment as President of the Ateneo de Manila University, he served as the President of Xavier University – Ateneo de Cagayan from 2011 to 2020. He also served as an Assistant Professor under the Department of Economics of the Ateneo de Manila University from 2002 to 2011.

Fr. Bobby obtained his PhD in Environmental Economics from University College London in 2002 and obtained his Master’s Degree in Public Policy from the Kennedy School of Government, Harvard University in 1995. He also obtained a Master of Arts Degree in Theology and Bachelor’s Degree in Sacred Theology from the Loyola School of Theology in 1992 where he graduated as summa cum laude, a Master of Arts Degree in Economics from New School for Social Research in 1988, and a Bachelor of Arts Degree in Economics (Honors Program) from Ateneo de Manila University in 1980 where he graduated as cum laude.

2.
The Board confirmed the appointment of the following officers of the Company:

Name	Position	Date of Effectivity
Albert Mitchell L. Locsin	First Vice President and Head of PLDT Enterprise Business Group	July 16, 2023
Ma. Magdalene A. Tan	Vice President and Head of PLDT Corporate Governance and concurrent Head of Corporate Governance Enforcement	July 16, 2023
John Gregory Y. Palanca	First Vice President/Head of Sales & Development	August 15, 2023
Abner Tito L. Alberto	Vice President and Corporate Services & Liability Management Insurance Head	August 3, 2023

Mark David P. Martinez	Vice President, Assistant Corporate Secretary and concurrent Head of Revenue Contracts Management	August 3, 2023

Mr. John Gregory Y. Palanca is the First Vice President/Deputy Consumer Sales Head of Smart Communications, Inc. (“Smart”) and shall continue to serve as such until the effectivity of his appointment as PLDT’s First Vice President/Head of Sales & Development on August 15, 2023.

He also served as the First Vice President and Regional Customer Development – Luzon Head of Smart from November 2020 to July 2022. Prior to his promotion to First Vice President, Mr. Palanca served as the Vice President and Regional Customer Development – Luzon Head of Smart from December 2017 to November 2020.

Before Mr. Palanca’s stint with Smart, he served as the Managing Director of PLDT Japan GK from June 2016 to December 2017, General Manager of PLDT Malaysia Sdn. Bhd. from January 2014 to May 2016, General Manager of PLDT HK Ltd. from May 2011 to December 2013, Country President of Motorola Communications Phils., Inc. from January 2006 to January 2011, Vice President of Nextel, Next Mobile from January 2000 to January 2006, and Principal Consultant of Islanet Information Technology from January 1998 to January 2000.

Mr. Palanca obtained his Bachelor of Science in Business Management Degree from De La Salle University.

3.
The Board declared the following cash dividends out of the unaudited unrestricted retained earnings of the Company as at June 30, 2023, which are sufficient to cover the total amount of dividends declared:

a.
Regular dividend of ₱49.00 per outstanding share of Company’s Common Stock, payable on September 1, 2023 to the holders of record as of August 17, 2023; and

b.
₱12,420,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock for the quarter ending September 15, 2023, payable on September 15, 2023 to the holder of record as of August 19, 2023.

- Signature page follows -

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

August 3, 2023

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Marilyn A. Victorio-Aquino
Name	:	Marilyn A. Victorio-Aquino
Title	:	Corporate Secretary

Date: August 3, 2023